SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Aspect Medical Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

045235108

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045235108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QuestMark Partners, L.P. 52-2142877

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 777,942 (includes warrants to purchase 77,093 shares, which are currently exercisable)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 777,942

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,942

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QuestMark Partners Side Fund, L.P. 52-2142894

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 137,808 (includes warrants to purchase 13,657 shares, which are currently exercisable)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 137,808

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,808

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) QuestMark Advisers, LLC 52-2128811

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
915,750 shares (including warrants to purchase 90,750 shares, which are currently exercisable) of which 777,942 shares are directly held by QuestMark Partners, L.P. and 137,808 shares are directly held by QuestMark Partners Side Fund,L.P.

	6.	Shared Voting Power 0

7.

Sole Dispositive Power
915,750 shares (including warrants to purchase 90,750 shares, which are currently exercisable) of which 777,942 shares are directly held by QuestMark Partners, L.P. and 137,808 shares are directly held by QuestMark Partners Side Fund,L.P.

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 915,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Aspect Medical Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices 141 Needham Street Newton, MA 02464-1505

Item 2.
(a)

Name of Person Filing
(i) QuestMark Partners, L.P. is a Delaware limited partnership. The name of the general partner for QuestMark Partners, L.P. is QuestMark Advisers, LLC, a Maryland limited liability company. The voting members of QuestMark Advisers, LLC are Benjamin S. Schapiro, Thomas Hitchner, Invus C.V., QuestMark Executive Partners, LLLP, Schapiro Family 1999 Trust, Irrevocable Trust for Anna L. Hitchner and Irrevocable Trust for Cara R. Hitchner.  The business address of each of these entities and persons is c/o QuestMark Partners, L.P.,1 South Street, Baltimore, Maryland 21202.

(ii)QuestMark Partners Side Fund, L.P. is a Delaware limited partnership. The name of the general partner for QuestMark Partners Side Fund, L.P. is QuestMark Advisers, LLC, a Maryland limited liability company. The voting members of QuestMark Advisers, LLC are Benjamin S. Schapiro, Thomas Hitchner, Invus C.V., QuestMark Executive Partners, LLLP, Schapiro Family 1999 Trust, Irrevocable Trust for Anna L. Hitchner and Irrevocable Trust for Cara R. Hitchner.  The business address of each of these entities and persons is c/o QuestMark Partners, L.P.,1 South Street, Baltimore, Maryland 21202.

(iii)QuestMark Advisers, LLC is a Maryland limited liability company. The voting members of QuestMark Advisers, LLC are Benjamin S. Schapiro, Thomas Hitchner, Invus C.V., QuestMark Executive Partners, LLLP, Schapiro Family 1999 Trust, Irrevocable Trust for Anna L. Hitchner and Irrevocable Trust for Cara R. Hitchner.  The business address of each of these entities and persons is c/o QuestMark Partners, L.P.,1 South Street, Baltimore, Maryland 21202.

	(b)	Address of Principal Business Office or, if none, Residence 1 South Street, Suite 800 Baltimore, MD 21202
(c)

Citizenship
(i) QuestMark Partners, L.P. is a Delaware limited partnership.   QuestMark Advisers, LLC is a Maryland limited liability company.  The members of QuestMark Advisers, LLC are all citizens of the United States.

(ii) QuestMark Partners Side Fund, L.P. is a Delaware limited partnership.   QuestMark Advisers, LLC is a Maryland limited liability company.  The members of QuestMark Advisers, LLC are all citizens of the United States.

(iii) QuestMark Advisers, LLC is a Maryland limited liability company. The members of QuestMark Advisers, LLC are all citizens of the United States.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 045235108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
QuestMark Partners, L.P.
	(a)	Amount beneficially owned: 777,942 (1)
	(b)	Percent of class: 4.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 777,942
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 777,942
		(iv)	Shared power to dispose or to direct the disposition of 0

QuestMark Partners Side Fund, L.P.
	(a)	Amount beneficially owned: 137,808 (1)
	(b)	Percent of class: 0.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 137,808
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 137,808
		(iv)	Shared power to dispose or to direct the disposition of 0

QuestMark Advisers, LLC
	(a)	Amount beneficially owned: 915,750 (1)
	(b)	Percent of class: 4.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 915,750
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 915,750
		(iv)	Shared power to dispose or to direct the disposition of 0

(1) The figures for the amounts beneficially owned by QuestMark Partners, L.P., QuestMark Partners Side Fund, L.P. and QuestMark Advisers, LLC include warrants to purchase 90,750 shares (which are currently exercisable) but do not include 24,100 shares held by the members of QuestMark Advisers, LLC, the general partner of QuestMark Partners, L.P. and QuestMark Partners Side Fund, L.P.  QuestMark Partners, L.P., QuestMark Partners Side Fund, L.P. and QuestMark Advisers, LLC disclaim beneficial ownership of such shares of Common Stock held by the members of QuestMark Advisers, LLC.  Each of QuestMark Partners, L.P., QuestMark Partners Side Fund, L.P. and QuestMark Advisers, LLC disclaims the existence of a group with respect to the Common Stock of the issuer.  Each of QuestMark Partners, L.P. and QuestMark Partners Side Fund, L.P. disclaims beneficial ownership of the shares of Common Stock owned by the other.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QuestMark Partners, L.P.
February 14, 2003
Date
/s/ Timothy L. Krongard
Signature
Timothy L. Krongard, Treasurer
Name/Title

QuestMark Partners Side Fund, L.P.
February 14, 2003
Date
/s/ Timothy L. Krongard
Signature
Timothy L. Krongard, Treasurer
Name/Title

QuestMark Advisers, LLC
February 14, 2003
Date
/s/ Timothy L. Krongard
Signature
Timothy L. Krongard, Treasurer
Name/Title

EXHIBIT A

JOINT FILING AGREEMENT

                In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Aspect Medical Systems, Inc. and that this Agreement be included as an Exhibit to such joint filing.

                IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2003.

QuestMark Partners, L.P.
By:	QuestMark Advisers, LLC

By:	/s/ Timothy L. Krongard
Name:	Timothy L. Krongard
Title:	Treasurer

QuestMark Partners Side Fund, L.P.
By:	QuestMark Advisers, LLC

By:	/s/ Timothy L. Krongard
Name:	Timothy L. Krongard
Title:	Treasurer

QuestMark Advisers, LLC

By:	/s/ Timothy L. Krongard
Name:	Timothy L. Krongard
Title:	Treasurer